[WOODFOREST LETTERHEAD]

October 26, 2004

By Facsimile and EdgarLink Transmission

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D. C. 20549

Re:	Woodforest Financial Group, Inc. – Application to Withdraw Registration Statement and Amendments thereto (Registration No. 333-116657)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Woodforest Financial Group, Inc., a Texas corporation (the “Company”), hereby applies to withdraw its Registration Statement on Form S-1 (Registration No. 333-116657), initially filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2004 and amended on August 6, 2004 and September 2, 2004 (as amended, the “Registration Statement”).

The Company desires to withdraw the Registration Statement because of a re-evaluation of the Company’s business strategy. No shares of the Company’s common stock have been offered or sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company understands that pursuant to Rule 477(b), this application will be deemed granted on October 26, 2004, the date this application was filed with the Commission, unless the Commission notifies the Company within 15 calendar days that the Company’s application will not be granted. For any such notification, or to provide a copy of the order granting withdrawal of the Registration Statement, the Company requests that the Commission contact Charlotte M. Rasche, Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002.

If you have any questions or comments regarding this application to withdraw the Registration Statement, please contact Charlotte M. Rasche at (713) 221-1576.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2004

Very truly yours, WOODFOREST FINANCIAL GROUP, INC.

By:	/s/ Robert M. Marling
Robert M. Marling Chief Executive Officer and Chairman of the Board